UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form U5S

                                  ANNUAL REPORT

                      For the year ended December 31, 2002

        Filed pursuant to the Public Utility Holding Company Act of 1935


                                   Emera Inc.
                            Emera U.S. Holdings, Inc.
                               BHE Holdings, Inc.

                                Mailing address:
                                  P.O. Box 910
                              Halifax, Nova Scotia
                                 Canada B3J 2W5

                                 Street address:
                             1894 Barrington Street
                           18th Floor Barrington Tower
                              Halifax, Nova Scotia
                                 Canada B3J 2W5


            --------------------------------------------------------
       (Name and address of each registered holding company in the system)

Item 1. System Companies and Investments Therein as of December 31, 2002


----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
   Subsidiary       Name of Company       Form of             Number of   % of Voting    Issuer Book     Owner's Book
  Relationship                          Organization      Common Shares      Power          Value               Value
                                                                  Owned                                 (Cost Method)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
0                 Emera Incorporated   Corporation                  N/A  N/A                                      N/A
                  ("Emera")
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1                 Emera U.S.           Corporation                2,784           100%                 $78,402,000 US
                  Holdings, Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1               BHE Holdings, Inc.   Corporation                2,784           100%                 $78,402,000 US

                                                         1216 preferred                                  $121,600,000
                                                                 shares                                            US
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1             Bangor               Corporation            7,363,424         98.99%                   $202,120,000
                  Hydro-Electric                                                                                   US
                  Company ("BHE")/1
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.1           Maine Electric       Corporation                1,249          14.2%   $878,500 US      $124,900 US
                  Power Company,
                  Inc. ("MEPCO")
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.2           Bangor Var Co.,      Corporation                5,000           100%                    $500,000 US
                  Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.2.1         Chester SVC          Partnership         50% [general            50%       $0.00 US        $0.00 US
                  Partnership                               partnership
                  ("Chester SVC")                             interest]
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.3           Bangor Energy        Corporation                1,000           100%                       $0.00 US
                  Resale, Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.4           CareTaker, Inc.      Corporation                1,000           100%                    $711,745 US
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.5           East Branch          Corporation                3,000            60%    $302,925 US      $21,000 US
                  Improvement
                  Company (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.5.1         Godfrey's Falls      Corporation                  126            60%       $0.00 US        $0.00 US
                  Dam Company (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.5.2         Sawtelle Brook Dam   Corporation                  100           100%       $0.00 US        $0.00 US
                  & Improvement
                  Company (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.6           Sebois Dam Company   Corporation                  100           100%                       $0.00 US
                  (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.7           Pleasant River       Corporation                  100           100%       $0.00 US        $0.00 US
                  Gulf Improvement
                  Company (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.8           Bangor Fiber         Corporation                1,000           100%                  $1,700,156 US
                  Company, Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.9           Bangor Line Company  Corporation                1,000           100%                       $0.00 US
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
2                 Nova Scotia Power    Corporation           96,556,135           100%                   $827,506,598
                  Inc. ("NSPI")                                                                                   CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
2.1               Utilismart           Corporation                    1            33%                   $163,000 CDN
                  Corporation
                  (formerly 2008476
                  Ontario Ltd.)/2
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
3                 NS Power Services    Corporation                    1           100%                      $1.00 CDN
                  Ltd. (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
3.1               NSP Trigen Inc. (*)  Corporation                  200            50%                      $1.00 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
4                 Emera Fuels          Corporation                    1           100%                 $6,961,389 CDN
                  Inc.(***)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
4.1               W.L. Power Ltd.      Corporation                                100%                   $490,000 CDN
                  Corporation/3
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
5                 Stellarton Basin     Corporation                    1           100%                      $1.00 CDN
                  Coal Gas Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
6                 Strait Energy Inc.   Corporation                    1           100%                      $1.00 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
7                 Emera Utility        Corporation                    1           100%                      $1.00 CDN
                  Services Inc.
                  (510845 N.B. Inc.)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
7.1               Cablecom Ltd.        Corporation                  100           100%                   $150,000 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
7.1.1             Fibretek Inc.        Corporation                 22.5           100%                   $351,025 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
8                 NSP Pipeline         Corporation                    1           100%                      $1.00 CDN
                  Management Ltd.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------


                                                                          Page 2



----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
8.1               Martimes and         Corporation                               12.5%                      $1.00 CDN
                  Northeast Pipeline
                  Management Ltd.
                  (**)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
8.1.1             Martimes and         Limited                                  0.125%
                  Northeast Pipeline   Partnership
                  Limited
                  Partnership (**)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
9                 NSP Pipeline Inc.    Corporation                    1           100%                      $1.00 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
9.1               Martimes and         Limited                                 12.375%
                  Northeast Pipeline   Partnership
                  Limited
                  Partnership (**)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
10                NSP US Holdings      Corporation                    1           100%                      $1.00 CDN
                  Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
                                                              6,912,900                                $6,912,900 CDN
                                                             (preferred
                                                        shares owned by
                                                           NSP Pipeline
                                                                  Inc.)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
10.1              NSP Investments      Corporation                1,000           100%                     $10.00 CDN
                  Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
10.2              Scotia Holdings      Corporation                1,000           100%                  $4,500,000 US
                  Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
10.2.1            Nova Power           Corporation                1,000           100%                  $4,500,000 US
                  Holdings Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
10.2.1.1          Scotia Power U.S.    Corporation                1,000           100%                  $4,500,000 US
                  Ltd.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
10.1.1.1.1        Maritimes and        Limited                                   12.5%
                  Northeast Pipeline   Liability
                  L.L.C. (**)          Company
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
11                1447585 Ontario      Corporation                   20           100%                     $10,100 US
                  Ltd. (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
11.1              Ontario 8 Group      Limited              $10,000 USD           100%                     $10,000 US
                  Financing (*)        Liability                  (cash
                                       Company             contribution
                                                                  only)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12                Emera Energy Inc.    Corporation                    1           100%                      $1.00 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12.1              3056567 Nova         Corporation                                100%                      $1.00 CDN
                  Scotia Ltd.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12.1.1            3056568 Nova         Corporation                    1           100%                      $1.00 CDN
                  Scotia Ltd.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12.1.1.1          Emera Offshore Inc.  Corporation                    1           100%                      $1.00 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12.2              Emera Energy U.S.    Corporation                1,250           100%                  $2,500,000 US
                  Subsidiary No. 1,
                  Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12.2.1            Emera Energy U.S.    Corporation                1,000           100%                  $2,501,000 US
                  Subsidiary No. 2,
                  Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12.2.1.1          Greyhawk Gas         Limited           500,000 (Class            50%                  $3,200,000 US
                  Storage Company,     Liability               A Units)
                  L.L.C. (**)          Company
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12.2.2            Emera Energy         Corporation                  100           100%                     $100.00 US
                  Services Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
13                3065381 Nova         Corporation              2020.33           100%                    $32,289,261
                  Scotia Company/4     (unlimited                                                                 CDN
                                       liability)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
14                3065383 Nova         Corporation              2020.33           100%                    $32,289,261
                  Scotia Company/4     (unlimited                                                                 CDN
                                       liability)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
15                3065384 Nova         Corporation              2020.33           100%                    $32,289,261
                  Scotia Company/4     (unlimited                                                                 CDN
                                       liability)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
16                3065385 Nova         Corporation            2062.6164           100%                    $99,444,293
                  Scotia Company/4     (unlimited                                                                 CDN
                                       liability)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
17                Emera Investments    Corporation                                100%                  $5,714,000 US
                  LLC (3)/5
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------

(*)  Denotes inactive subsidiaries.

(**) Under Rule 16, Maritimes and Northeast Pipeline Management Ltd., Maritimes and Northeast Pipeline Limited Partnership, Maritimes and Northeast Pipeline L.L.C., and Greyhawk

     Gas Storage Company, L.L.C. are exempt from all obligations, duties or liabilities imposed upon them by the Act as a subsidiary or as an affiliate of a registered holding company thereof, as such terms are respectively defined in Sections 2(a)(8)(A) and 2(a)(11) of the Act.

(***) Emera Fuels Incorporated resulted from the amalgamation of Enercom
     Incorporated and Emera Fuels Incorporated.

1. 1.01% of the voting power of Bangor Hydro-Electric Company is held by the holders of the outstanding 7% series of preferred stock. Each share is entitled to one vote and 6277 shares remain outstanding.

2. Utilismart Corporation-This company was incorporated in the Province of Ontario, on January 15, 2002, and supplies energy settlement and energy management services to electric utilities.

3. W.L. Power Ltd.-This company was incorporated in the Province of New Brunswick on August 30, 1967 and was acquired by Emera Fuels on December 16, 2002.

4. 3065381 Nova Scotia Company; 3065383 Nova Scotia Company; 3065384 Nova Scotia Company; 3065385 Nova Scotia Company - These companies are unlimited liability companies that were incorporated in the Province of Nova Scotia on March 28, 2002. These companies were formed to facilitate the ownership, financing, and tax structure of Bangor Hydro-Electric Co.

5. Emera Investments LLC- This company was incorporated in the State of Delaware on March 27, 2002, and was formed to facilitate the ownership, financing, and tax structure of Bangor Hydro-Electric Co.

Item 2. Acquisitions or Sales of Utility Assets

Response: None. There were no acquisitions or dispositions of utility assets in 2002 which involved consideration in the amount of $1,000,000 or greater.

Item 3. Issue, Sale, Pledge, Guarantee or Assumption of System Securities

Response: No securities have been issued, sold, or pledged, nor have any securities been guaranteed or assumed by system companies other than those issuances reported in the Certificates of Notification filed pursuant to Rule 24 for 2002.

Item 4. Acquisition, Redemption or Retirement of System Securities

Response: On December 31, 2002, Bangor Hydro-Electric Company gave notices of redemption to the holders of its 4% callable series of preferred stock, and these redemptions occurred on March 1, 2003. The 4% series had 17,500 shares outstanding at the time of the call and a call price of $110 per share, for a total acquisition price of $1,925,000. The 4 1/4% series had 4,840 shares outstanding and a call price of $100 per share, for a total acquisition price of $484,000. On January 28, 2002, Bangor Hydro-Electric Company also issued a tender offer for its 7% series of preferred stock at $115.00 per share. At the time of the offer there were 25,000 shares of the series outstanding. The offer expired on February 28, 2002. In response to the offer, 18,723 shares, or 74.89% of the series, were tendered for a total acquisition price of $2,153,145. All of the shares acquired pursuant to the calls and the tender offer were extinguished. These transactions were each exempt pursuant to 17 CFR Section 250.42.


Item 5. Investments in Securities of Nonsystem Companies

Response:

Category 1: There were no investments during the reporting period made in persons that are customers of Emera's utility subsidiaries.

Category 2: Investments in other non-system entities not included in Category 1:

-------------- ------------ ------------ ------------ ------------ ------------------------- ------------
Acquiring      Issuing      Type of      Number of    Percentage   General Nature of         Book value
Company        Company      Security     Shares or    of Voting    Issuer's Business         (Equity
                                         Units Held   Power                                  Method)
                                         by Acquirer
-------------- ------------ ------------ ------------ ------------ ------------------------- ------------
BHE            Maine        Common       25,781       7%           Former nuclear power      $4,033,846
               Yankee       Stock                                  plant in the process of
               Atomic                                              decommissioning.          ($2,300,000
               Power                                                                         utilizing
               Company                                                                       the cost
                                                                                             method)

-------------- ------------ ------------ ------------ ------------ ------------------------- ------------


Item 6. Officers and Directors

                        Part I. As of December 31, 2002:

------------------------------------- ----------------------------------- -----------------------------------
              Company                             Directors                            Officers
------------------------------------- ----------------------------------- -----------------------------------
Emera                                 Derek Oland                         David McD. Mann, President and
                                      David McD. Mann                     Chief Executive Officer
                                      Robert S. Briggs                    Ronald E. Smith, Senior
                                      George A. Caines                    Vice-President and Chief
                                      Purdy Crawford                      Financial Officer
                                      R. Irene d'Entremont                Richard J. Smith, Corporate
                                      James K. Gray                       Secretary and General Counsel
                                      M. Edward MacNeil                   Elizabeth A. MacDonald,
                                      Elizabeth Parr-Johnston (Director   Vice-President Human Resources
                                      of the Bank of Nova Scotia)         James L. Connors, Vice-President
                                      Kenneth C. Rowe (Director of the    Regulatory Affairs
                                      Royal Bank of Canada)/1             Wayne J. Rousch, Senior
                                      Rosemary Scanlon                    Vice-President Business
                                      Paul D. Sobey (Director of the      Development
                                      Bank of Nova Scotia)                Ian A. Thompson, Vice-President
                                                                          External Relations
------------------------------------- ----------------------------------- -----------------------------------


                                                                          Page 5



------------------------------------- ----------------------------------- -----------------------------------
              Company                             Directors                            Officers
------------------------------------- ----------------------------------- -----------------------------------
NSPI                                  Derek Oland                         David McD. Mann, President and
                                      David McD. Mann                     Chief Executive Officer
                                      Robert S. Briggs                    Christopher G. Huskilson, Chief
                                      George A. Caines                    Operating Officer
                                      Purdy Crawford                      Richard J. Smith, Corporate
                                      R. Irene d'Entremont                Secretary and General Counsel
                                      James K. Gray
                                      M. Edward MacNeil
                                      Elizabeth Parr-Johnston (Director
                                      of the Bank of Nova Scotia)
                                      Kenneth C. Rowe (Director of the
                                      Royal Bank of Canada)/1
                                      Rosemary Scanlon
                                      Paul D. Sobey (Director of the
                                      Bank of Nova Scotia)
------------------------------------- ----------------------------------- -----------------------------------
NS Power Services Ltd.                Richard J. Smith                    Richard J. Smith, President and
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
NSPI/Trigen Inc.                      David McD. Mann                     Susan Shaw, Chairman of the Board
                                      Thomas R. Casten                    Richard J. Smith, Corporate
                                      Michael Weiser                      Secretary
                                      Susan Shaw, Chair
------------------------------------- ----------------------------------- -----------------------------------
Emera Fuels Inc.                      David McD. Mann                     David McD. Mann, President
                                                                          Ronald E. Smith, Vice-President
                                                                          and Chief Financial Officer
                                                                          Wayne J. Rousch, Vice-President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary and General Counsel
------------------------------------- ----------------------------------- -----------------------------------
W.L. Power Ltd.                       David McD. Mann                     David McD. Mann, President
                                                                          Ronald E. Smith, Vice-President
                                                                          and Chief Financial Officer
                                                                          Wayne J. Rousch, Vice-President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
Emera Utility Services Inc.           David McD. Mann                     Christopher G. Huskilson,
(formerly 510845 N.B. Inc.)                                               President
                                                                          Richard J. Smith, Secretary
                                                                          William E. Hattie, Vice-President
                                                                          Utility Services
                                                                          Ron Smith, Vice-President Finance
------------------------------------- ----------------------------------- -----------------------------------
Cablecom Ltd.                         David McD. Mann                     Christopher G. Huskilson,
                                                                          President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
                                                                          Bill Hattie, Vice-President
                                                                          Ron Smith, Vice-President Finance
------------------------------------- ----------------------------------- -----------------------------------
Fibretek Inc.                         David McD. Mann                     Christopher G. Huskilson,
                                                                          President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
                                                                          Bill Hattie, Vice-President
                                                                          Ron Smith, Vice-President Finance
------------------------------------- ----------------------------------- -----------------------------------
Stellarton Basin Coal Gas Inc.        Richard J. Smith                    Richard J. Smith, President and
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
Strait Energy Inc.                    David McD. Mann                     David McD. Mann, President
                                      Richard J. Smith                    Richard J. Smith, Corporate
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
NSP Pipeline Management Ltd.          David McD. Mann                     David McD. Mann, President
                                      Richard J. Smith                    Wayne J. Rousch, Senior
                                                                          Vice-President Business
                                                                          Development
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
NSP Pipeline Inc.                     David McD. Mann                     David McD. Mann, President
                                      Richard J. Smith                    Richard J. Smith, Corporate
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
NSP Investments Inc.                  A. Michael Burnell                  A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
------------------------------------- ----------------------------------- -----------------------------------


                                                                          Page 6



------------------------------------- ----------------------------------- -----------------------------------
              Company                             Directors                            Officers
------------------------------------- ----------------------------------- -----------------------------------
NSP US Holdings Inc.                  David McD. Mann                     David McD. Mann, President
                                      Richard J. Smith                    Ray Robinson, Vice-President
                                                                          Utility Integration
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
Scotia Holdings Inc.                  A. Michael Burnell                  A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
------------------------------------- ----------------------------------- -----------------------------------
Nova Power Holdings Inc.              A. Michael Burnell                  A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
------------------------------------- ----------------------------------- -----------------------------------
Scotia Power U.S. Ltd.                A. Michael Burnell                  A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
------------------------------------- ----------------------------------- -----------------------------------
Emera Energy Inc.                     David McD. Mann                     David McD. Mann, President
                                      Wayne J. Rousch                     Wayne J. Rousch, Vice-President
                                                                          Ronald E. Smith, Vice-President
                                                                          Finance
                                                                          Todd Sattler, Vice-President
                                                                          Energy Services
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
3056567 Nova Scotia Ltd.              David McD. Mann                     David McD. Mann, President
                                      Wayne J. Rousch                     Wayne J. Rousch, Vice-President
                                                                          Ronald E. Smith, Vice-President
                                                                          Finance
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
3056568 Nova Scotia Ltd.              David McD. Mann                     David McD. Mann, President
                                      Wayne J. Rousch                     Wayne J. Rousch, Vice-President
                                                                          Ronald E. Smith, Vice-President
                                                                          Finance
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
Emera Offshore Inc.                   David McD. Mann                     David McD. Mann, President
                                      Wayne J. Rousch                     Wayne J. Rousch, Vice-President
                                                                          Ronald E. Smith, Vice-President
                                                                          Finance
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
Emera US Holdings Inc.                A. Michael Burnell                  A. Michael Burnell, President and
                                                                          Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
------------------------------------- ----------------------------------- -----------------------------------
BHE Holdings Inc.                     A. Michael Burnell                  A. Michael Burnell, President and
                                                                          Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
------------------------------------- ----------------------------------- -----------------------------------
1447585 Ontario Ltd.                  Richard J. Smith                    Richard J. Smith, President and
                                                                          Corporate Secretary
------------------------------------- ----------------------------------- -----------------------------------
Ontario 8 Group Financing LLC         Richard J. Smith                    Belani Stehli, Managing Director
------------------------------------- ----------------------------------- -----------------------------------
Emera Energy U.S. Subsidiary No. 1,   A. Michael Burnell                  A. Michael Burnell, President and
Inc.                                                                      Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
Emera Energy U.S. Subsidiary No. 2,   A. Michael Burnell                  A. Michael Burnell, President and
Inc.                                                                      Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Secretary
------------------------------------- ----------------------------------- -----------------------------------
Emera Investments, LLC                A. Michael Burnell                  A. Michael Burnell, President
                                                                          Richard J. Smith, Secretary
------------------------------------- ----------------------------------- -----------------------------------
3065381 Nova Scotia Company           David McD. Mann                     David McD. Mann, President
                                      Richard J. Smith                    Richard J. Smith, Secretary
------------------------------------- ----------------------------------- -----------------------------------
3065383 Nova Scotia Company           David McD. Mann                     David McD. Mann, President
                                      Richard J. Smith                    Richard J. Smith, Secretary
------------------------------------- ----------------------------------- -----------------------------------
3065384 Nova Scotia Company           David McD. Mann                     David McD. Mann, President
                                      Richard J. Smith                    Richard J. Smith, Secretary
------------------------------------- ----------------------------------- -----------------------------------
3065385 Nova Scotia Company           David McD. Mann                     David McD. Mann, President
                                      Richard J. Smith                    Richard J. Smith, Secretary
------------------------------------- ----------------------------------- -----------------------------------


                                                                          Page 7



------------------------------------- ----------------------------------- -----------------------------------
Bangor Hydro-Electric Company         Jane J. Bush (President of          David McD. Mann, Chairman
                                      Coastal Ventures)                   (President and CEO and Director
                                      Christopher G. Huskilson, (COO of   of Emera)
                                      NSPI)                               Christopher G. Huskilson, Vice
                                      Normal A. Ledwin (President and     Chairman (COO of NSPI)
                                      CEO and Director of Eastern Maine   Raymond R. Robinson, COO
                                      Healthcare)                         David R. Black, Treasurer and
                                      Elizabeth A. MacDonald (Vice        Controller, CFO
                                      President, Human Resources of       Andrew Landry, Corporate
                                      Emera)                              Secretary and Clerk
                                      David McD. Mann, Chairman           Richard J. Smith, Assistant
                                      (President and CEO and Director     Secretary (Corporate Secretary
                                      of Emera)                           and General Counsel of Emera,
                                      Ronald E. Smith (Senior Vice        Assistant Corporate Secretary of
                                      President and CFO of Emera)         Emera US)
------------------------------------- ----------------------------------- -----------------------------------
East Branch Improvement Co./2         Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Douglas S. Morrell (BHE Manager,    Andrew Landry, Clerk
                                      Plant Engineering & Support
                                      Services)
                                      Jeffrey M. Martin (Employee of
                                      Great Northern Paper (40% owner
                                      of EBI))
                                      George Gervais (Employee of Great
                                      Northern Paper)
------------------------------------- ----------------------------------- -----------------------------------
Sawtelle Brook Dam & Improvement/2    Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Frederick S. Samp                   Andrew Landry, Clerk
                                      Jeffrey M. Martin (Employee of
                                      Great Northern Paper)
                                      George Gervais (Employee of Great
                                      Northern Paper)
------------------------------------- ----------------------------------- -----------------------------------
Godfrey's Falls Dam Company/2         Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Frederick S. Samp                   Andrew Landry, Clerk
                                      Jeffrey M. Martin (Employee of
                                      Great Northern Paper)
                                      George Gervais (Employee of Great
                                      Northern Paper)
------------------------------------- ----------------------------------- -----------------------------------
Bangor Var Co., Inc/2                 Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Frederick S. Samp                   Andrew Landry, Clerk
------------------------------------- ----------------------------------- -----------------------------------
Bangor Energy Resale, Inc./2          Robert S. Briggs                    Robert S. Briggs, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Dean A. Christiansen (President,    Andrew Landry, Clerk
                                      Lord Securities Corporation)
------------------------------------- ----------------------------------- -----------------------------------
Caretaker, Inc./2                     Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Stephen R. Desmond, Vice
                                      Frederick S. Samp                   President (BHE Manager, Marketing
                                                                          Services) Frederick S. Samp,
                                                                          Treasurer Andrew Landry,Clerk
------------------------------------- ----------------------------------- -----------------------------------
Bangor Fiber Company, Inc/2           Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Lawrence Billings, Vice President
                                      Frederick S. Samp                   (BHE Manager, Transmission &
                                                                          Distribution)
                                                                          Mathieu A. Poulin, Treasurer
                                                                          Andrew Landry, Clerk
------------------------------------- ----------------------------------- -----------------------------------
Bangor Line Company/2                 Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Lawrence Billings, Vice President
                                      Frederick S. Samp                   (BHE Manager, Transmission &
                                                                          Distribution)
                                                                          Mathieu A. Poulin, Treasurer
                                                                          Andrew Landry, Clerk
------------------------------------- ----------------------------------- -----------------------------------
Sebois Dam Company/2                  Robert S. Briggs                    Carroll R. Lee, President
                                      Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Frederick S. Samp                   Robert S. Briggs, Clerk
------------------------------------- ----------------------------------- -----------------------------------
Pleasant River Gulf Improvement Co.   Robert S. Briggs                    Carroll R. Lee, President
/2                                    Carroll R. Lee                      Frederick S. Samp, Treasurer
                                      Frederick S. Samp                   Robert S. Briggs, Clerk
------------------------------------- ----------------------------------- -----------------------------------

1 Mr. Rowe retired from the Board of Directors of the Royal Bank of Canada and ceased to be a Director as of February 28, 2003.

2 Bangor Hydro-Electric Company's subsidiary companies will appoint new Officers and Directors when their respective annual meetings are held in 2003.

Part II. Financial Connections of Officers and Directors

------------------------------- ---------------------------- ---------------------------- ----------------------------
 Name of Officer or Director       Name and Location of      Position Held in Financial    Applicable Exemption Rule
                                   Financial Institution            Institution
------------------------------- ---------------------------- ---------------------------- ----------------------------
Elizabeth Parr-Johnston         Bank of Nova Scotia, Nova    Director of the Bank of      No-action letter request
                                Scotia, Canada               Nova Scotia                  dated October 9, 2001.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Kenneth C. Rowe                 Royal Bank of Canada,        Director of the Royal Bank   No-action letter request
                                Toronto, Canada 1            of Canada                    dated October 9, 2001.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Paul D. Sobey                   Bank of Nova Scotia, Nova    Director of the Bank of      No-action letter request
                                Scotia, Canada               Nova Scotia                  dated October 9, 2001.
------------------------------- ---------------------------- ---------------------------- ----------------------------

1 Mr. Rowe retired from the Board of Directors of the Royal Bank of Canada and ceased to be a Director as of February 28, 2003.

Part III. Certain Disclosures With Respect to Officers and Directors
          Compensation

Compensation of Directors of Emera Inc./1

Each Director, other than the President and Chief Executive Officer, is paid a retainer of $18,000 per year, a fee of $1,000 for each Board, Committee and Shareholders' Meeting attended and $1,000 if a day's travel time was required to attend such meetings. The Chair of each Committee of the Board receives an additional retainer of $2,500 per year.

In addition to the Directors' retainer and per meeting fees, the Chairman of the Board receives a retainer of $60,000 per year.

All Directors are reimbursed for expenses incurred for attendance at Board, Committee, and Shareholders' Meetings and on Company business. Directors are eligible to participate in certain group health benefits which are available to employees and, if they choose to participate, are required to contribute to premium costs of such benefits in the same fashion as employees.

The Board of Directors instituted a program whereby Directors are to acquire a minimum of 2,000 common shares during the first five years of membership on the Board. Emera reimburses Directors for brokerage fees incurred in purchasing these shares in the market.


Compensation of Directors of:       Scotia Holdings Inc.
                                    NSP Investments Inc.
                                    Nova Scotia Power Holdings Inc.

------------------
1 All figures are expressed in Canadian currency.

                                    Scotia Power US, Ltd.

Mr. A. Michael Burnell receives an aggregate retainer of $12,000 (U.S.) per calendar year to serve as the sole Director for these companies. Mr. Burnell also receives a per diem fee of $1,000 (U.S.) for attending Board meetings of these subsidiaries. Mr. Burnell is also reimbursed for documented expenses incurred in connection with the performance of his duties and responsibilities.


Compensation of Directors of:       Emera U.S. Holdings Inc.
                                    BHE Holdings Inc.

Mr. A. Michael Burnell is the sole Director of these subsidiaries and receives an aggregate retainer of $6,000 (U.S.) per annum to serve as a Director. In addition, Mr. Burnell receives a per diem fee of $1,000 (U.S.) to attend Board meetings relating to these subsidiaries, and he is reimbursed for documented expenses incurred in connection with the performance of his duties.


Compensation of Directors of:       Emera Energy U.S. Subsidiary No. 1 Inc.
                                    Emera Energy U.S. Subsidiary No. 2 Inc.
                                    Emera Energy Services Inc.

As the sole Director of these subsidiaries, Mr. A. Michael Burnell receives an aggregate retainer of $6,000 (U.S.) per calendar year, $1,000 (U.S.) per Board meeting attended, and reimbursement for expenses incurred in connection with the performance of his duties.


Compensation of Named Executive Officers

The "Summary Compensation Table" sets out compensation information for the fiscal year ended December 31, 2002 for the President and Chief Executive Officer and the next four most highly compensated individuals of the Company, or its affiliated companies.

                           SUMMARY COMPENSATION TABLE

--------------------------- ----------- --------------- -------------- -------------------- --------------------------
    NAME AND PRINCIPAL                  ANNUAL SALARY   ANNUAL BONUS    SECURITIES UNDER
         POSITION                          (CDN $)         (CDN $)         OPTIONS (#)       ALL OTHER COMPENSATION
                               YEAR                                                                    (1)
--------------------------- ----------- --------------- -------------- -------------------- --------------------------
David McD. Mann President      2002        566,923         Nil (2)           122,300                  5,985
and Chief Executive
Officer
Emera Inc. and Nova
Scotia Power Inc.
--------------------------- ----------- --------------- -------------- -------------------- --------------------------
Christopher G. Huskilson       2002        359,615         Nil (2)           59,300                   4,487
Chief Operating Officer
Nova Scotia Power Inc.
--------------------------- ----------- --------------- -------------- -------------------- --------------------------
Wayne J. Rousch                2002        315,618         Nil (2)           50,800                   2,611
Senior Vice-President
Business Development
Emera Inc. and Emera
Energy Inc.
--------------------------- ----------- --------------- -------------- -------------------- --------------------------


                                                                         Page 10



--------------------------- ----------- --------------- -------------- -------------------- --------------------------
Ronald E. Smith                2002        284,423         Nil (2)           46,600                   4,096
Senior Vice-President and
Chief Financial Officer
Emera Inc.
--------------------------- ----------- --------------- -------------- -------------------- --------------------------
Raymond Robinson (3)           2002        185,346       80,988 (4)          17,500                   2,619
Chief Operating Officer
Bangor Hydro-Electric
Company
--------------------------- ----------- --------------- -------------- -------------------- --------------------------

Notes:

     (1) Amounts in this column reflect premiums paid by the Company and affiliated companies for term life insurance and contributions to the Employee Common Share Purchase Plan.
     (2) The Named Executive Officers listed above declined to receive any incentive award for the year even though awards had been earned. In addition, the same Named Executive Officers received no salary increases for 2003 except Christopher G. Huskilson, who received an increase of 2.86%.
     (3) Mr. Robinson joined the Emera group in May 2001 as Vice-President Utility Integration and became Chief Operating Officer of Bangor Hydro-Electric Company in July 2002.
     (4) Mr. Robinson's bonus was paid in US dollars. This amount reflects a conversion to Canadian dollars at the December 31, 2002 exchange rate of $1.5796.

Compensation of Executive Officers of Bangor Hydro-Electric Company2

The following table shows, for the fiscal year ended December 31, 2002, the cash compensation paid to the principal executive officer and to the other executive officers of Bangor Hydro-Electric Company.

---------------------- -------------------------------------------------------------- --------------------------------
                                                                                       LONG TERM COMPENSATION AWARDS

                                            ANNUAL COMPENSATION
---------------------- -------------------------------------------------------------- --------------------------------
                                                                                        RESTRICTED      SECURITIES
                                                                     OTHER ANNUAL      STOCK AWARDS     UNDERLYING
        NAME               YEAR          SALARY         BONUS        COMPENSATION                      OPTIONS/SARS
---------------------- -------------- ------------- -------------- ------------------ --------------- ----------------
Carroll R. Lee             2002          98,654         None             None
President and Chief
Operating Officer
(Retired June 2002)
---------------------- -------------- ------------- -------------- ------------------ --------------- ----------------
Raymond Robinson           2002         117,337        51,271             160                             27,500*
Chief Operating
Officer (Appointed
June 2002)
---------------------- -------------- ------------- -------------- ------------------ --------------- ----------------
David R. Black             2002          92,680        10,243
Controller
---------------------- -------------- ------------- -------------- ------------------ --------------- ----------------
Frederick S. Samp          2002          49,362         None             None
Vice President
Finance and Law
(Resigned May 2002)
---------------------- -------------- ------------- -------------- ------------------ --------------- ----------------
Paul A. LeBlanc            2002          68,654         None             None
Vice President Human
Resources and
Information Services
(Retired June 2002)
---------------------- -------------- ------------- -------------- ------------------ --------------- ----------------

------------------
2 All figures are expressed in U.S. currency.

(*) The stock options granted to Mr. Robinson are for shares of Emera.

Stock Options granted during the most recent fiscal year - 2002

The following table shows information regarding grants of stock options made to the Named Executive Officers during the fiscal year ended December 31, 2002. The stock options are granted pursuant to Emera's stock option plan and are options to purchase the stock of Emera Inc. Mr. Robinson is eligible to participate in the Emera corporate stock option plan as the principal executive officer of Bangor Hydro-Electric Company.

---------------------------------------- -------------------------------------- --------------------------------------
                 NAME                    SECURITIES UNDER OPTIONS GRANTED (#)       % OF TOTAL OPTIONS GRANTED TO
                                                                                          EMPLOYEES IN 2002
---------------------------------------- -------------------------------------- --------------------------------------
Raymond Robinson                                        17,500                                   100
---------------------------------------- -------------------------------------- --------------------------------------



Compensation of Executive Officer of:    Scotia Holdings Inc.
                                         NSP Investments Inc.
                                         Nova Scotia Power Holdings Inc.
                                         Scotia Power U.S. Ltd.

Mr. A. Michael Burnell is the President, Treasurer, and Secretary of the above noted subsidiaries and receives an aggregate retainer of $18,000 (U.S.) per year, which is apportioned equally between the subsidiaries. In addition, Mr. Burnell is reimbursed for reasonable, substantiated expenses incurred in connection with his duties.


Compensation of Executive Officer of:    Emera U.S. Holdings Inc.
                                         BHE Holdings Inc.

Mr. Burnell receives an aggregate retainer of $6,000 (U.S.) per annum to act as President, Treasurer, and Secretary of these subsidiaries, which is apportioned equally amongst these subsidiaries. Mr. Burnell is also reimbursed for documented expenses that are incurred in connection with his duties.


Compensation of Executive Officer of:    Emera Energy U.S. Subsidiary No. 1 Inc.
                                         Emera Energy U.S. Subsidiary No. 2 Inc.
                                         Emera Energy Services, Inc.

Mr. Burnell receives an aggregate retainer of $6,000 (U.S.) per annum as the President, Secretary, and Treasurer of these subsidiaries, which is apportioned equally amongst the subsidiaries. Mr. Burnell is reimbursed for documented expenses incurred in connection with his duties.

Item 7. Contributions and Public Relations

Response: The Province of Nova Scotia enacted the Lobbyists' Registration Act, as of October 1, 2002, which requires the registration of "in-house lobbyists", as defined by the Act. Emera has registered six individuals pursuant to the Act at a cost of $50.00 CDN per lobbyist, which equates to an expenditure of $300.00 CDN.

Bangor Hydro-Electric Company expended $44,934.59 (U.S.) on a single lobbyist located within the State of Maine who was retained to lobby with respect to proposed legislative changes. These expenditures were charged to FERC Account 426 or a subaccount thereof. Bangor Hydro-Electric Company also contributed $420 to the local Chamber of Commerce.

Emera Energy Services, LLC also retained a lobbyist within the State of Maine to provide lobbying services in connection with proposed legislation. In 2002, Emera Energy Services, LLC expended $7,500 (U.S.) on this lobbyist.


Item 8. Service, Sales and Construction Contracts

Part I. Contracts for Services or Goods Supplied by a System Company to Another System Company

Response: Emera recently filed materials summarizing transactions amongst affiliates, including NSPI. The materials filed noted that transactions between NSPI and its affiliates are governed by an Interim Code of Conduct which was approved by the Nova Scotia Utility and Review Board on March 16, 2001. This Interim Code of Conduct is in force until a final code of conduct is approved at a future general rate hearing concerning the establishment of electrical rates within the Province. The types of transactions identified in the materials filed, include affiliates which provide NSPI petroleum products, transformers, coal transportation services, pole and cable maintenance services, and communication cabling services.

Part II. Affiliate Contracts

Response: There are no contracts to purchase services or goods from any affiliate (other than a system company) or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities.

Part III. Persons Employed to Provide Management, Supervisory or Financial Advisory Services

Response: Emera has not retained individuals or firms to provide management, supervisory, or financial advisory services. BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., and TD Securities were retained as agents to solicit offers to purchase notes from the sale of Medium Term Notes ("Notes") under Emera's Medium Term Note program. These agents may provide financial advice in the course of their duties.

Pursuant to the Selling Agency Agreement dated August 16, 2002 (the "Agreement") among Emera and the Agents, the Agents are authorized, as agents of Emera for this purpose only, to solicit offers to purchase Notes, in Canada only, directly and through other Canadian investment dealers. Emera will pay each Agent through whom any Note is sold a commission not to exceed .50% of the principal amount of any Note unless otherwise agreed and disclosed in a supplement. The Agreement also provides that Notes may be purchased by any of the Agents from time to time, as principals, at such prices as may be agreed upon between Emera and such Agents for resale to the public. Such resale prices may vary during the distribution period and as between purchasers. Commissions may be paid in connection with such purchases. The Agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Notes by purchasers exceeds or is less than the gross proceeds paid by the Agent, acting as principal, to Emera.

In addition to Ernst & Young's role as auditor of Emera, and the provision of audit related services, Ernst & Young has provided tax advice in connection with various corporate structures.

Employees of Emera and its affiliated companies, with the exception of Bangor Hydro-Electric Company, participate in the Nova Scotia Power Pension Plan (the "Plan"). The following firms have been retained to provide advisory services on behalf of the Plan: Phillips, Hager & North Investment Management Ltd.; BonaVista Asset Management Limited; Seamark Asset Management Ltd.; Knight, Bain, Seath and Holdbrook Capital Management Inc.; Galileo Equity Management Inc.; State Street Global Advisors, Ltd.; and Capital Guardian Trust Company (collectively the "Advisors"). The scope of services of each of these Advisors is identical, and these Advisors are compensated on a quarterly basis. The compensation equates to a percentage of the market value of the respective portfolios at the close of the respective quarter.

Bangor Hydro-Electric Company has a separate pension plan which has retained the following firms to provide advisory services on behalf of the pension plan:
State Street Global Advisors; Capital Guardian Trust Company; Wellington Trust Company, National Association Multiple Collective Investment Funds Trust (collectively the "Bangor Hydro Advisors"). The Bangor Hydro Advisors provide services which are identical in scope, and these advisors' fees are calculated and paid on a quarterly basis, and constitute a percentage of the market values of the respective portfolios.

Item 9. Wholesale Generators and Foreign Utility Companies

Part I. Information with Respect to EWGs and FUCOs

Nova Scotia Power Inc. ("NSPI") is a fully integrated electrical utility with its head office located at 1894 Barrington Street, Halifax, Nova Scotia. NSPI is the primary supplier of electricity in the Province of Nova Scotia and provides 97% of the generation, 99% of the transmission, and 95% of the distribution of electricity in the Province. NSPI owns 2,184 megawatts of generating capacity, 58% of which is coal fired. Oil and natural gas account for an additional 25% of NSPI's generating capacity, and the remaining generation capacity is attributable to NSPI's hydro operations. In addition, NSPI owns approximately 5,200 kilometers of transmission facilities, and 24,600 kilometers of distribution facilities.

No Emera system company holds an interest in NSPI other than the common shares held by Emera. NSPI's capital structure, and its ratio of debt to common equity, is articulated in the following table.

                                           NSPI's Capital Structure as at December 31, 2002

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                             Type of Capital        CDN $ (millions)        US $ (millions)      Percentage of Total
                                                                                                   Capitalization
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Nova Scotia Power Inc.    Common Stock                          1,053.6                  667.8                  38.6%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Preferred Stock                         260.0                  164.8                   9.5%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Long-term Debt                        1,296.0                  821.5                  47.4%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Short-term Debt                         122.1                   77.4                   4.5%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Total                                 2,731.7                1,731.5                 100.0%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

With respect to contracts between NSPI and other Emera system companies, concerning goods and services, please refer to the disclosure articulated in response to Item 8, Part I.

Part II. Organizational Chart

A copy of Emera's organizational chart is attached as Exhibit G.

Part III. Aggregate Investment in EWGs and FUCOs

Response: Emera's aggregate investment in Nova Scotia Power Inc., its FUCO subsidiary as defined in Rule 53, was $1,053.6 million (Cdn.) or $667.8 million (U.S.) as of the end of the reporting period. Emera's aggregate investment in Bangor Hydro-Electric Company equates to $206.3 million (US), and the ratio of Emera's aggregate investment in NSPI to the aggregate capital invested in Bangor Hydro-Electric Co. equates to 3.24.

Item 10. Financial Statements and Exhibits

                              FINANCIAL STATEMENTS

Emera has initiated a project to prepare consolidating financial statements as required by this form and notes that would reconcile material differences between Emera's financial statements maintained under Canadian GAAP and US GAAP. This project is expected to be completed in June, 2003, at which time Emera will file an amendment to its Annual Report on Form U5S to provide such information.

                                    EXHIBITS

Exhibit A

The Annual Report on Form 10-K of Bangor Hydro-Electric Company is incorporated by reference to SEC File No. 001-10922 (filed March 28, 2003).

Exhibit B

The organizational documents for Emera, BHE, Chester SVC, and Bangor Var are incorporated by reference to Exhibits A-1 through A-7 of the Application on Form U-1/A filed by Emera on May 5, 2001 in SEC File No. 070-09787.

The organizational documents of Emera Energy Incorporated (including its Memorandum of Association - Exhibit B-1, Articles of Association - Exhibit B-2, and a Certificate of Name Change documenting 3054167 Nova Scotia Limited's name change to Emera Energy Incorporated - Exhibit B-3) are filed under cover of Form SE. These documents constitute a representative sample of the organizational documents for Emera's Canadian subsidiaries and are based on the standard Articles of Incorporation for companies organized in Nova Scotia, which are then tailored to Emera's standards.

Exhibit C

Attached as Exhibit C is a copy of Emera's Trust Indenture, dated April 17, 2001, providing for the issue of debt securities and the counterparty to which is Montreal Trust Company of Canada. This Trust Indenture was subsequently assigned to Computershare Trust Company of Canada, which purchased the trust business of the Montreal Trust Company of Canada. A copy of the Notice of Assignment is included in the Exhibit which is filed under cover of Form SE.

The instruments defining the rights of the security holders of BHE are incorporated herein by reference to BHE's Annual Report on Form 10-K for the year ended December 31, 2002, Exhibit 4, SEC File No. 001-10922 (Filed March 28,
2003).

Exhibit D

A copy of the tax allocation agreement is incorporated herein by reference to Exhibit M-1 to Post-effective Amendment No. 2 to Emera's Application on Form U-1, filed on April 10, 2003 in SEC File No. 070-09787.

Exhibit E

Exhibit E sets forth the additional information required to be provided in Emera's Annual Report on Form U5S by Commission order dated October 1, 2001 (Holding Co. Act Release No. 27455).

Exhibit F

Not Applicable.

Exhibit G

The organizational chart required by Part II of Item 9 of Form U5S is provided as Exhibit G hereto, filed under cover of Form SE.

Exhibit H

Nova Scotia Power Inc.'s financial statements as of and for the year ended December 31, 2002 and 2001 and its Management Discussion and Analysis is provided as Exhibit H hereto, filed under cover of Form SE.

                                    SIGNATURE


         Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

Emera Inc.                                Emera US Holdings, Inc.
                                          BHE Holdings, Inc.

By:    /s/ Richard J. Smith               By:   /s/ Richard J. Smith

Name:  Richard J. Smith                   Name: Richard J. Smith
Title: Corporate Secretary and General    Title:  Assistant Corporate Secretary
       Counsel

Date:  May 15, 2003
                                          Date:  May 15, 2003

                                  Exhibit Index

Exhibit E           Additional information required to be provided in Emera's
                    Annual Report on Form U5S